EX-99.77I: Terms of new or amended securities.

a) GFS Shares class of the Prime Obligations Portfolio was terminated during the period covered by the N-SAR for the Registrant. This class termination is described in the Supplement to the Prospectus and Statement of Additional Information, Prime Obligations Portfolio — Shares, Service Shares, Premier Shares, GFS Shares and Williams Capital Shares dated November 30, 2016 and filed with the Commission on November 30, 2016 (Accession No. 0001193125-16-780813).